April 22, 2026

Luis Pe  a
Chief Executive Officer
Evommune, Inc.
1891 Page Mill Road
Palo Alto, CA 94304

       Re: Evommune, Inc.
           Registration Statement on Form S-1
           Filed April 17, 2026
           File No. 333-295140
Dear Luis Pe  a:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Minkyu Park, Esq.